Exhibit 99.1

 Q1 2025 Update  April 29th, 2025

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.19  p.22

Executive Summary

We are pleased with our performance in Q1, as nearly all of our KPIs were in-line to ahead of guidance. The business added 3 million MAU during the quarter, in-line with our expectations for a seasonally small quarter, while Subscriber net additions of 5 million significantly outperformed guidance by 3 million. Revenue was in-line, as Premium and Ad-Supported outperformance was offset by unfavorable currency movements. Gross Margin of 31.6% was modestly above guidance and reflected 403 bps of Y/Y expansion. Operating Income of €509 million was below guidance as Gross Profit strength and lower personnel and related and marketing costs were more than offset by €76 million in Social Charges. Social Charges were €58 million above forecast due to share price appreciation during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control. Free Cash Flow* reached €534 million in Q1, bringing LTM Free Cash Flow generation to €2.6 billion.

Overall, we continue to view the business as well-positioned to deliver growth and improving margins in 2025 as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q1 2024	Q4 2024	Q1 2025	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	615	675	678	10%	0%
Premium Subscribers	239	263	268	12%	2%
Ad-Supported MAUs	388	425	423	9%	0%
FINANCIALS (€M)					
Premium	3,247	3,705	3,771	16%	2%
Ad-Supported	389	537	419	8%	-22%
Total Revenue	**3,636**	**4,242**	**4,190**	**15%**	**-1%**
Gross Profit	1,004	1,368	1,326	32%	-3%
Gross Margin	**27.6%**	**32.2%**	**31.6%**	--	--
Operating Income	**168**	**477**	**509**	**203%**	**7%**
Operating Margin	4.6%	11.2%	12.1%	--	--
Net Cash Flows From Operating Activities	211	883	539	155%	-39%
Free Cash Flow*	**207**	**877**	**534**	**158%**	**-39%**

Spotify

* Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Continued double-digit Y/Y  growth in MAU and Premium Subscribers  Successfully launched the Spotify Partner Program for video podcast creators in the U.S., U.K., Canada and Australia; expanding to nine new markets in late April  Expanded Spotify Ad Exchange partnerships beyond The Trade Desk to include leading DSPs and technology partners such as Google’s DV360 and LiveRamp  Rolled out Concerts Near You, a new playlist to help drive more concert discovery for our users based on listening habits  Key Highlights  Strong revenue growth with  sustained profitability improvement  Total Revenue grew 15% Y/Y to €4.2 billion; on a constant currency* basis, Total Revenue grew 15% Y/Y  Gross Margin finished at a Q1 high of 31.6% (up 403 bps Y/Y)  Operating Income finished at a record high of €509 million (a 12.1% margin)  Free Cash Flow* finished at a Q1 record high of €534 million  Expanding Spotify Partner  Program, automated ads solutions and concert discovery  MAUs grew 10% Y/Y to 678 million, reflecting Y/Y growth across all regions, led by Rest of World and Latin America  Premium Subscribers grew 12% Y/Y to 268 million, reflecting Y/Y and Q/Q growth across all regions; this marked the highest Q1 net additions since 2020 and the second-highest Q1 in Spotify’s history

 Results  Q1 2025 Actuals  Guidance  Total Revenue (€B)  In-Line  €4.2  €4.2  Gross Margin  Above  31.6%  31.5%  Operating Income (€M)*  Below  €509  €548  Key Highlights: Actuals vs. Guidance  Users  Results  Q1 2025 Actuals  Guidance  Monthly Active Users (M)  In-Line  678  678  Premium Subscribers (M)  Above  268  265  Financials  *Includes €76 million of Social Charges which were €58 million higher than forecast / guidance driven by share price appreciation during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

 USER, FINANCIAL & LIQUIDITY SUMMARY  Q1 2024  Q2 2024  Q3 2024  Q4 2024 Q1 2025 Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  615  626  640  675  678  10%  --  Premium Subscribers  239  246  252  263  268  12%  --  Ad-Supported MAUs  388  393  402  425  423  9%  --  FINANCIALS (€M)  Premium  3,247  3,351  3,516  3,705  3,771  16%  16%  Ad-Supported  389  456  472  537  419  8%  5%  Total Revenue  3,636  3,807  3,988  4,242  4,190  15%  15%  Gross Profit  1,004  1,112  1,240  1,368  1,326  32%  31%  Gross Margin  27.6%  29.2%  31.1%  32.2%  31.6%  --  --  Total Operating Expenses  836  846  786  891  817  -2%  -3%  Operating Income  168  266  454  477  509  203%  --  Operating Margin  4.6%  7.0%  11.4%  11.2%  12.1%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  211  492  715  883  539  155%  --  Free Cash Flow*  207  490  711  877  534  158%  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  4.7  5.4  6.1  7.5  8.0  --  --  Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

Financial Summary

Revenue

Revenue of €4,190 million grew 15% Y/Y in Q1 (or 15% Y/Y constant currency*), reflecting:

- Premium Revenue growth of 16% Y/Y (or 16% Y/Y constant currency*), driven by subscriber gains and ARPU increases; and
- Ad-Supported Revenue growth of 8% Y/Y (or 5% Y/Y constant currency*)
- Currency movements aided Total Revenue Y/Y growth by ~20 bps vs. the ~90 bps incorporated into our guidance

Profitability

Gross Margin was 31.6% in Q1, up 403 bps Y/Y reflecting:

- Premium gains driven by audiobooks and music; and
- Ad-Supported gains driven by podcasts, music and Other Costs of Revenue

Operating Income was €509 million in Q1 and reflected the above, along with:

- Lower personnel and related costs and lower marketing spend
- Operating Expenses included €75 million in Social Charges

At the end of Q1, our workforce consisted of 7,258 full-time employees globally

Free Cash Flow & Liquidity

Free Cash Flow* was €534 million in Q1. Our liquidity and balance sheet remained strong, with €8.0 billion in cash and cash equivalents, restricted cash and short term investments.

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Revenue  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Premium growth driven by Subscriber and ARPU gains  Premium Revenue grew 16% Y/Y to €3,771 million (or 16% Y/Y constant currency*), reflecting subscriber growth of 12% Y/Y and a Premium ARPU increase of 4% Y/Y to €4.73 (or up 4% Y/Y constant currency*).  Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.  Advertising growth across music and podcasting  Ad-Supported Revenue grew 8% Y/Y (or 5% Y/Y constant currency*). Music and podcast advertising was driven by growth in impressions sold, partially offset by softness in pricing and optimization of our podcasting inventory in our Owned & Licensed portfolio. Our automated sales channels were the largest contributors to overall advertising growth.

 Premium Gross Margin was 33.5% in Q1, up 332 bps Y/Y. The Y/Y trend was driven by favorability from audiobooks and music.  Gross Margin  Driven by continued improvement across Premium and Ad-Supported segments  Gross Margin finished at 31.6% in Q1, up 403 bps Y/Y. The Y/Y trend was driven by improvements in our Premium and  Ad-Supported segments.  Ad-Supported Gross Margin was 15.3% in Q1, up 885 bps Y/Y. The Y/Y trend was  driven by favorability from podcasts, music and Other Costs of Revenue.

 Operating Expenses declined 2% Y/Y in Q1. Absent the effects of Y/Y movements in currency and Social Charges, the 3% Y/Y decline in Operating Expenses was driven primarily by a decrease in personnel and related costs and lower marketing spend. The decrease in personnel and related costs was primarily driven by a shift in the timing of annual equity grants from Q1 to Q2.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €75 million in current period Operating Expenses. Prior year period Operating Expenses included €82 million in Social Charges.  Operating Expenses  Y/Y declines led by timing factors  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Social Charges Related to Equity Awards is net of FX movements, which had an approximate 900 bps favorable impact to the Y/Y change of this line item.

 Free Cash Flow  Record Q1 performance aids balance sheet strength  Free Cash Flow* was €534 million in Q1, a record high Q1 as a result of higher Net Income adjusted for  non-cash items and improving net working capital. Capital expenditures rose €1 million Y/Y to €6 million.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged €857 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. In Q1, trailing 12 month Free Cash Flow expanded to €2.6 billion. On a cumulative basis, we have generated €4.8 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €8.0 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information" to be consistent with other slides. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 10% Y/Y to 678 million, up from 675 million last quarter and in-line with our guidance. Quarterly performance reflected:  Y/Y growth across all regions, led by Rest of World and Latin America  Quarterly performance reflected anticipated lighter volumes of net adds due to the later campaign timing of 2024 Wrapped as well as moderated marketing activity in-quarter  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 12% Y/Y to 268 million, up from 263 million last quarter and 3 million above guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions, with outperformance led by Rest of World, Latin America and Europe  Successful regional promotional campaigns  Net additions marked the highest Q1 since 2020 and the second-highest Q1 in our history  Premium Subscribers

 PRODUCT  & PLATFORM

Accelerating Value for Creators and Advertisers Worldwide


Ad details
Companion visuals
Audio




LELUNE
Learn More

Introduced Automated Ad Solutions to Transform Buying, Measurement and Creativity. These enhanced tools — which include Spotify Ad Exchange, Gen AI Ads and Spotify Ads Manager — make it easier than ever for advertisers to buy, create and measure impactful campaigns.

The Spotify Partner Program Expanded to 9 New Markets following the successful January launch of the Spotify Partner Program in the US, UK, Canada and Australia. Starting April 29, eligible creators in France, Belgium, Luxembourg, Netherlands, Ireland, New Zealand, Germany, Austria and Switzerland are able to enroll.

Expanded Spotify Ad Exchange partnerships beyond The Trade Desk to include leading DSPs and technology partners such as Google's DV360 and LiveRamp. These collaborations enhance advertisers' ability to efficiently access Spotify inventory, reach their target audiences and measure campaign performance.

Spotify

Driving Growth and Connection Between Artists, Fans and Creators


Spotify
IIElevenLabs
THE FIRES OF LUNAREA
BILL
CALLUM
CHARLIE
CHARLOTTE
CHRIS
DANIEL
Narrated by Digital Voice Charlotte E.

Expanded AI-Narrated Audiobooks with ElevenLabs, allowing authors to tap into ElevenLabs' high-quality AI voice narration to create audiobooks in 29 languages and make it easier to reach new listeners.


Concerts Near You
Live Events

Rolled out our Concerts Near You playlist, which helps listeners find local concerts, with weekly updates based on their listening habits. It includes event details, ticket links and sharing options for easy planning.


CREATOR MILESTONE AWARDS

Launched first-ever Spotify Creator Milestone Award, which will be given to podcasts that reach streaming milestones and set new standards for podcast achievements. More than one billion people have listened to a podcast on Spotify since we entered the space in 2019.

Spotify

 OUTLOOK

 Outlook for Q2’25  The following forward-looking statements reflect Spotify’s expectations for Q2 2025 as of April 29, 2025 and are subject to substantial uncertainty.  Total MAUs  689 million  Implies the addition of approximately 11 million net new MAUs in the quarter  Total Premium Subscribers  273 million  Implies the addition of approximately 5 million net new subscribers in the quarter  Total Revenue  €4.3 billion  Assumes approximately ~170 bps headwind to growth Y/Y due to foreign exchange rate movements; based on currency rates as of the Q1 close  Gross Margin  31.5%  Primarily driven by Y/Y favorability across Premium and Ad-Supported segments  Operating Income  €539 million  Incorporates €18 million in Social Charges based on a Q1 close share price of $550.03

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. The session will be led by Daniel Ek, our Co-Founder and Chief Executive Officer, and Christian Luiga, our Chief Financial Officer. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ125. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I570500  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 5, 2025, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information" to be consistent with other slides. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  March 31, 2025  December 31, 2024  March 31, 2024  Revenue  4,190  4,242  3,636  Cost of revenue  2,864  2,874  2,632  Gross profit 1,326  1,368  1,004  Research and development  379  376  389  Sales and marketing 314  393  324  General and administrative  124  122  123  817  891  836  Operating income  509  477  168  Finance income 71  127  59  Finance costs  (252)  (105)  (53)  Finance (costs)/income - net (181)  22  6  Income before tax  328  499  174  Income tax expense/(benefit)  103  132  (23)  Net income attributable to owners of the parent  225  367  197  Earnings per share attributable to owners of the parent  Basic  1.10  1.81  0.99  Diluted 1.07  1.76  0.97  Basic 204,467,927  202,907,480  198,025,456  Weighted-average ordinary shares outstanding  Diluted  210,243,478  209,012,505  203,773,043

 March 31, 2025  December 31, 2024  Assets  Non-current assets  Lease right-of-use assets  223  226  Property and equipment  178  188  Goodwill  1,156  1,201  Intangible assets  43  48  Long term investments  1,958  1,635  Restricted cash and other non-current assets  65  68  Finance lease receivables  74  74  Deferred tax assets  136  186  3,833  3,626  Current assets  Trade and other receivables  749  771  Income tax receivable  46  28  Short term investments  2,894  2,667  Cash and cash equivalents  5,019  4,781  Other current assets  146  132  8,854  8,379  Total assets   12,687  12,005  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,328  6,124  Treasury shares  (262)  (262)  Other reserves  3,000  2,707  Accumulated deficit  (2,819)  (3,044)  Equity attributable to owners of the parent  6,247  5,525  Non-current liabilities  Exchangeable Notes  —  1,539  Lease liabilities  448  462  Accrued expenses and other liabilities  4  5  Provisions  2  3  Deferred tax liabilities  21  21   475  2,030  Current liabilities  Trade and other payables  1,064  1,342  Income tax payable  40  33  Deferred revenue  675  683  Accrued expenses and other liabilities  2,471  2,347  Exchangeable Notes  1,654  —  Provisions  39  25  Derivative liabilities  22  20  5,965  4,450  Total liabilities  6,440  6,480  Total equity and liabilities   12,687  12,005  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 March 31, 2025  December 31, 2024  March 31, 2024  Operating activities  Net income  225  367  197  Adjustments to reconcile net income to net cash flows  Depreciation of property and equipment  20  21  22  Amortization of intangible assets  7  9  9  Impairment charges on real estate assets  2  25  4  Share-based compensation expense  42  54  69  Finance income  (71)  (127)  (59)  Finance costs  252  105  53  Income tax expense/(benefit)  103  132  (23)  Other  —  3  —  Changes in working capital:  (Increase)/decrease in trade receivables and other assets  (4)  29  80  (Decrease)/increase in trade and other liabilities  (90)  240  (171)  Increase/(decrease) in deferred revenue  3  (16)  7  Increase/(decrease) in provisions  12  (1)  —  Interest paid  (13)  (9)  (9)  Interest received  70  61  37  Income tax paid  (19)  (10)  (5)  Net cash flows from operating activities  539  883  211  Investing activities  Payment of deferred consideration pertaining to business combinations  (7)  —  (7)  Purchases of property and equipment  (6)  (6)  (5)  Purchases of short term investments  (3,929)  (3,553)  (998)  Sales and maturities of short term investments  3,630  2,361  900  Dividends recieved  —  1  —  Change in restricted cash  1  —  1  Other  (3)  (1)  (5)  Net cash flows used in investing activities  (314)  (1,198)  (114)  Financing activities  Proceeds from exercise of stock options  204  299  242  Payments of lease liabilities  (22)  (12)  (15)  Payments for employee taxes withheld from restricted stock unit releases  (56)  (43)  (25)  Net cash flows from financing activities  126  244  202  Net increase/(decrease) in cash and cash equivalents  351  (71)  299  Cash and cash equivalents at beginning of the period  4,781  4,688  3,114  Net foreign exchange (losses)/gains on cash and cash equivalents  (113)  164  38  Cash and cash equivalents at period end   5,019   4,781  3,451  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 March 31, 2025  December 31, 2024  March 31, 2024  Basic earnings per share  Net income attributable to owners of the parent  225  367  197  Shares used in computation:  Weighted-average ordinary shares outstanding  204,467,927  202,907,480  198,025,456  Basic earnings per share attributable to owners of the parent   1.10   1.81   0.99  Diluted earnings per share  Net income attributable to owners of the parent  225  367  197  Net income used in the computation of diluted earnings per share  225  367  197  Shares used in computation:  Weighted-average ordinary shares outstanding  204,467,927  202,907,480  198,025,456  Stock options  4,160,039  4,332,408  3,684,589  Restricted stock units  1,600,055  1,751,801  2,038,363  Other contingently issuable shares  15,457  20,816  24,635  Diluted weighted-average ordinary shares  210,243,478  209,012,505  203,773,043  Diluted earnings per share attributable to owners of the parent   1.07   1.76  0.97  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings per share

 Three months ended  March 31, 2025  March 31, 2024  IFRS revenue  4,190  3,636  Foreign exchange effect on 2025 revenue using 2024 rates  9  Revenue excluding foreign exchange effect  4,181  IFRS revenue year-over-year change %  15%  Revenue excluding foreign exchange effect year-over-year change %  15%  IFRS Premium revenue  3,771  3,247  Foreign exchange effect on 2025 Premium revenue using 2024 rates  —  Premium revenue excluding foreign exchange effect  3,771  IFRS Premium revenue year-over-year change %  16%  Premium revenue excluding foreign exchange effect year-over-year change %  16%  IFRS Ad-Supported revenue  419  389  Foreign exchange effect on 2025 Ad-Supported revenue using 2024 rates  9  Ad-Supported revenue excluding foreign exchange effect  410  IFRS Ad-Supported revenue year-over-year change %  8%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  5%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  March 31, 2025  March 31, 2024  IFRS revenue  4,190  3,636  IFRS cost of revenue  2,864  2,632  IFRS gross profit  1,326  1,004  Foreign exchange effect on 2025 gross profit using 2024 rates  7  Gross profit excluding foreign exchange effect  1,319  IFRS gross profit year-over-year change %  32%  Gross profit excluding foreign exchange effect year-over-year change %  31%

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  March 31, 2025  March 31, 2024  IFRS Research and development expenses  379  389  Foreign exchange effect on 2025 expenses using 2024 rates  1  Research and development expenses excluding foreign exchange effect  378  IFRS Research and development expenses year over year change %  (3)%  Research and development expenses excluding foreign exchange effect year-over-year change %  (3)%  Reconciliation of IFRS to non-IFRS results  Three months ended  March 31, 2025  March 31, 2024  IFRS Sales and marketing expenses  314  324  Foreign exchange effect on 2025 expenses using 2024 rates  2  Sales and marketing expenses excluding foreign exchange effect  312  IFRS Sales and marketing expenses year over year change %  (3)%  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  (4)%  Three months ended  March 31, 2025  March 31, 2024  IFRS General and administrative expenses  124  123  Foreign exchange effect on 2025 expenses using 2024 rates  2  General and administrative expenses excluding foreign exchange effect  122  IFRS General and administrative expenses year over year change %  1 %  General and administrative expenses excluding foreign exchange effect year-over-year change %  (1)%  Three months ended  March 31, 2025  March 31, 2024  IFRS Operating expenses  817  836  Foreign exchange effect on 2025 operating expenses using 2024 rates  5  Operating expenses excluding foreign exchange effect  812  IFRS Operating expenses year over year change %  (2)%  Operating expenses excluding foreign exchange effect year-over-year change %  (3)%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Net cash flows from/(used in) operating activities	123	119	37	39	40	(70)	59	13	211	397	211	492	715	883	539
Capital expenditures	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)
Change in restricted cash	1	—	(5)	3	—	2	—	(2)	6	—	1	—	—	—	1
Free Cash Flow	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**	**534**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Net cash flows from operating activities	318	235	46	68	42	213	680	832	1,311	1,815	2,301	2,629
Capital expenditures	(56)	(36)	(25)	(17)	(14)	(10)	(6)	(9)	(9)	(12)	(17)	(18)
Change in restricted cash	(1)	(2)	—	5	—	6	4	5	7	1	1	1
Free Cash Flow	**261**	**197**	**21**	**56**	**28**	**209**	**678**	**828**	**1,309**	**1,804**	**2,285**	**2,612**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended								
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Net cash flows from operating activities	101	179	344	573	259	361	46	680	2,301
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4	1
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q1 close, our stock price was $550.03. In Q1, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €33M impact on Social Charges.